19010387

SEC FILE NUMBER
8-66471

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **INDUSTRIAL AND COMMERCIAL BANK OF CHINA FINANCIAL SERVICES LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1633 BROADWAY
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Frederick Ferraro (212) 993-7350
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

Industrial and Commercial Bank of China, Financial Services LLC
(A Wholly Owned Subsidiary of Industrial and Commercial Bank of China Limited)
Table of Contents

This report ** contains (check all applicable boxes):

These financial statements and schedules should be deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5.

AFFIRMATION

I, Frederick Ferraro, affirm that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedules pertaining to the firm of Industrial and Commercial Bank of China Financial Services LLC (wholly owned subsidiary of Industrial and Commercial Bank of China Limited) as of December 31, 2018, are true and correct. I further affirm that neither Industrial and Commercial Bank of China Financial Services LLC nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Frederick G. Ferraro
Signature

CFO
Title

Subscribed and sworn to me on this 22th day
of March, 2019

Notary Public

LOUIS DAMIANO
Notary Public, State Of New York
No. 41-5006423
Qualified In Queens County
Certificate Filed In New York County
Commission Expires December 25, 2022

These financial statements and schedules should be deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5.

Industrial and Commercial Bank of China Financial Services LLC
(A Wholly Owned Subsidiary of Industrial and Commercial Bank of China Limited)
Index to Statement of Financial Condition
December 31, 2018

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Industrial and Commercial Bank of China Financial Services LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Industrial and Commercial Bank of China Financial Services LLC (the Company) as of December 31, 2018, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2013.

March 22, 2019

Industrial and Commercial Bank of China Financial Services LLC
(A Wholly Owned Subsidiary of Industrial and Commercial Bank of China Limited)
Statement of Financial Condition
December 31, 2018

Assets

Cash and cash equivalents	$	39,822,317
Securities purchased under agreements to resell, net		21,193,108,802
Securities borrowed		4,240,129,794
Deposits with clearing organizations		175,338,524
Receivables:		
Customers		221,157,539
Broker-dealers and clearing organizations		717,503,254
Secured demand note receivable		400,000,000
Interest and dividends receivable		6,415,245
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $16,549,219		8,269,213
Securities received as collateral		100,522,300
Other assets		29,696,184
Total assets	$	27,131,963,172

Liabilities and Member's Capital

Liabilities:		
Short term borrowings	$	950,000,000
Securities sold under agreements to repurchase, net		22,493,392,010
Securities loaned		2,137,313,673
Payables:		
Customers		118,731,030
Broker-dealers and clearing organizations		769,298,410
Deferred tax liability		3,077,136
Interest and dividends payable		6,498,012
Obligation to return securities		100,522,300
Other liabilities		45,644,681
		26,624,477,252
Borrowings subordinated to claims of general creditors		400,000,000
Member's capital		107,485,920
Total liabilities and member's capital	$	27,131,963,172

The accompanying notes are an integral part of the Statement of Financial Condition

(1) Organization and Nature of Business

Industrial and Commercial Bank of China Financial Services LLC (the "Company") is a wholly owned subsidiary of Industrial and Commercial Bank of China Limited (the "Parent"). The Company is a registered broker-dealer with the U.S. Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's business is to offer securities clearing, processing and financing services to clients.

(2) Significant Accounting Policies

(a) Basis of Presentation

The Company's Statement of Financial Condition is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

The Company defines cash equivalents to be highly liquid investments with original maturities of ninety days or less, which may include federal funds sold on an overnight basis. The Company maintains amounts due from banks which, at times, exceed federally insured limits.

(c) Receivable from and Payables to Customers and Broker-dealer and Clearing Organizations

Receivables from customers and broker-dealers and clearing organizations and Payables to customers and broker-dealers and clearing organizations include amounts due on regular way securities transactions and margin transactions. Securities owned by customers, including those that collateralize margin or similar transactions are not reflected in the Statement of Financial Condition. Customer transactions that are failed to be received or delivered are recorded in Receivables from and Payables to broker-dealers and clearing organizations on the Statement of Financial Condition.

The Company engages in margin lending to clients that allows the client to borrow against the value of qualifying securities and is included within Receivables from customer and broker-dealer in the Company's Statement of Financial Condition. Client receivables generated from margin lending activities are collateralized by client-owned securities held by the Company.

The Company monitors required margin levels and established credit limits daily and, pursuant to such guidelines, requires clients to deposit additional collateral, or reduce positions, when necessary. Margin loans are extended on a demand basis and are not committed facilities. Factors considered in the review of margin loans are the amount of the loan, the intended purpose, the degree of leverage being employed in the account, and overall evaluation of the portfolio to ensure proper diversification or, in the case of concentrated

positions, appropriate liquidity of the underlying collateral or potential hedging strategies to reduce risk. Additionally, positions related to concentrated or restricted positions require a review of any legal impediments to liquidation of the underlying collateral. Underlying collateral for margin loans is reviewed with respect to the liquidity of the proposed collateral positions, valuation of securities, historic trading range, volatility analysis and an evaluation of industry concentrations. For these transactions, adherence to the Company's collateral policies significantly limits the Company's credit exposure in the event of a client default. The Company may request additional margin collateral from clients, if appropriate, and, if necessary, may sell securities that have not been paid for or purchase securities sold but not delivered from customers.

At December 31, 2018, cash and securities of $175,338,524 and $179,251,847, respectively, were deposited with clearing organizations. Additionally, securities of $164,060,371 were segregated under federal and other regulations. Securities deposited with clearing organizations or segregated under federal and other regulations or requirements are primarily sourced from Reverse repurchase agreements in the Company's Statement of Financial Condition.

(d) ***Income Taxes***

The Company accounts for income taxes in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Accounting for Income Taxes*. FASB ASC 740 requires that deferred taxes be established based upon the temporary differences between financial statement and income tax bases of assets and liabilities using the enacted statutory rates.

The Company files federal tax returns on a stand-alone basis and is included in the combined New York State and City Article 9A return with the Parent and its affiliates. Pursuant to a tax sharing arrangement with the Parent and certain affiliates, the Company establishes an intercompany payable/receivable for any current state and local taxes. Deferred tax is provided in full, using the balance sheet method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

(e) ***Collateralized Transactions***

(i) Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Securities purchased under agreements to resell ("reverse repurchase agreements") and securities sold under agreements to repurchase ("repurchase agreements") are accounted for as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts. Due to the highly liquid nature of the underlying collateral

(primarily U.S. government and agency securities) and the short-term maturity of these agreements, the majority of reverse repurchase agreements are recorded at contractual amounts which approximate fair value. Certain reverse repurchase agreements where the value of the collateral is less than contract value, are recorded at contract value less a credit loss reserve, which also approximates fair value. See Note 14 for further details. It is the policy of the Company to take possession of securities in order to collateralize reverse repurchase agreements. The collateral value, including accrued interest, is monitored daily and additional collateral is obtained when appropriate to protect the Company in the event of default by the counterparty. All repurchase and reverse repurchase activities are transacted under master netting agreements that give the Company the right, in the event of default, to liquidate collateral held and offset receivables and payables with the same counterparty. Accrued interest income and interest expense are reported as part of Securities purchased under agreements to resell and Securities sold under agreements to repurchase, respectively, on the Statement of Financial Condition.

In December 2018, the Company enhanced its procedures, whereby, it engaged an additional securities pricing vendor. The Company uses data from its primary pricing vendor in establishing the daily fair value of securities collateral; while the secondary pricing vendor serves as a verification control.

(ii) Securities Borrowed and Loaned Transactions

Securities borrowed and loaned transactions are accounted for as collateralized financing transactions. The Company pledges cash or securities (typically U.S. Treasuries) to collateralize securities borrowed transactions, and will receive cash or securities (typically U.S. Treasuries) to collateralize securities loaned transactions. Cash collateral transactions are recorded at their contracted amount (the amount of cash collateral advanced or received). The Company also enters into securities borrow transactions where the collateral delivered or received is other securities (security-for-security transactions. The Company's Accounting Policy is to record a balance sheet gross-up entry for security-for-security finance transactions, when the Company is legally the "lender".

Securities borrowed transactions require the Company to deposit collateral with the lender in excess of the market value of the securities borrowed. The fair value of securities borrowed and loaned is monitored daily and additional collateral is obtained or refunded when appropriate to protect the Company in the event of default by the counterparty.

Rebates earned or paid on securities borrowing or lending transactions are shown in the caption Interest and dividends receivable or Interest and dividends payable, respectively, on the Statement of Financial Condition.

All securities borrowed and loaned transactions are subject to an enforceable master netting agreement that give the Company the right, in the event of default, to liquidate collateral held and offset receivables and payables with the same counterparty.

(f) Fair Value of Financial Instruments

Most of the Company's assets and liabilities are carried at fair value. Some are carried at contract value, net of credit loss reserves, as applicable, which approximate fair value. See Note 14 for further details. Assets, which are recorded at contracted amounts approximating fair value, consist largely of short-term secured receivables, including securities borrowed and securities purchased under agreements to resell. Similarly, the Company's short-term liabilities, such as securities loaned and securities sold under agreements to repurchase, are recorded at contracted amounts approximating fair value. These instruments generally have variable interest rates and/or short-term maturities, in many cases overnight and, accordingly, their fair values are not materially affected by changes in interest rates or market movements. Subordinated borrowings are recorded at contracted amounts, approximating fair value.

(g) Derivative Instruments

As part of its clearing activities for its clients, the Company will facilitate forward repurchase agreements between the client and third parties. In accordance with the requirements of the clearing exchange, the Company is required to act as a principal in these transactions prior to settlement date. The Company accounts for these transactions as forward contracts and monitors the change in the fair value of the contracts for recognition in the Statement of Financial Condition.

In addition, the Company will facilitate forward mortgage-backed securities transactions for its clients. The Company acts as a principal prior to settlement date. The Company accounts for these transactions as forward contracts and monitors the change in the fair value of the contracts for recognition in the Statement of Financial Condition.

(h) Foreign Currencies

The Company has cash on deposit with banks, as well as payables to customers and counterparties, denominated in foreign currencies. These assets and liabilities are translated at closing exchange rates at December 31, 2018.

(i) Accounting Developments

Leases (ASC 842)

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)*. This ASU requires that, at lease inception, a lessee recognize in the statement of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. In addition, this ASU requires expanded disclosures about the nature and terms of lease agreements and is effective for annual reporting periods beginning after December 15, 2018. The Company expects a gross up of approximately $8 million on its Statement of Financial Condition upon recognition of the right-of-use assets and lease liabilities and does not expect the amount of the gross up to have a material impact on its financial condition.

(3) Securities Financing

The table below presents the gross and net resale and repurchase agreements and stock borrow and stock loan transactions, and the related amount of netting with the same counterparty under enforceable netting agreements ("counterparty netting") included in the Statement of Financial Condition. All of the gross carrying values of these arrangements are subject to enforceable netting agreements. The table below also presents the amounts not offset in the Statement of Financial Condition.

	As of December 31, 2018	
	Assets	**Liabilities**
(in millions)	**Securities purchased under agreements to resell**	**Securities sold under agreements to repurchase**
Amounts included in the Statement of Financial Condition		
Gross carrying value	$ 68,104	$ 69,362
Counterparty netting	(46,868)	(46,868)
Reserve for Credit loss, net (see Note 14)	(43)	-
	$ 21,193	$ 22,494
(in millions)	**Stock Borrow**	**Stock Loan**
Amounts included in the Statement of Financial Condition		
Gross carrying value	$ 4,240	$ 2,137
Counterparty netting	-	-
Net	$ 4,240	$ 2,137

The following table presents the net amount of financial assets and liabilities subject to enforceable master netting agreements, "MNA".

December 31, 2018 (in millions)	**Net amount included on the Statement of Financial Condition**	**Financial Instruments Collateral (1)**	**Net Exposure**
Financial assets subject to enforceable MNA			
Securities borrowed	$ 4,240	$ 4,240	$ -
Securities purchased under agreements to resell, net (See Note 14)	21,193	21,193	-
Total	$ 25,433	$ 25,433	$ -
Financial liabilities subject to enforceable MNA			
Securities loaned	$ 2,137	$ 1,945	$ 192
Securities sold under agreements to repurchase	22,494	22,496	-
Total	$ 24,631	$ 24,441	$ 192

(1) The total amount reported in financial instruments collateral is limited to the amount of the related instruments presented in the Statement of Financial Condition and therefore any over-collateralization of these positions is not included.

The following tables present gross obligations for repurchase agreements and securities loaned transactions received as collateral by remaining contractual maturity and class of collateral pledged.

		At June 29, 2018				
		Remaining Contractual Maturity (In Millions)				
		Overnight or Continuous	Less than 30 days	30-90 days	Over 90 days	Total
Repurchase Agreements	(2)	$ 1,048	$ 64,389	$ 3,677	$ 248	$ 69,362
Securities Loaned		2,017	120	-	-	2,137
Gross amount of secured financing included in the above offsetting disclosure		$ 3,065	$ 64,509	$ 3,677	$ 248	$ 71,499

Secured Financing by the Class of Collateral Pledged (in millions)		**At December 31, 2018**
Securities sold under agreement to repurchase (2)		
U.S. government and agency securities	$	60,639
State and municipal securities		-
Asset - backed securities		8,716
Corporate and other debt		7
Corporate equities		-
Other		-
Total Securities sold under agreement to repurchase	$	69,362
Securities loaned		
U.S. government and agency securities	$	-
State and municipal securities		-
Asset - backed securities		-
Corporate and other debt		120
Corporate equities		2,017
Other		-
Total Securities loaned	$	2,137

(2) Amounts presented on a gross basis, prior to netting as shown on the Company's Statement of Financial Condition.

In the normal course of business, the Company obtains securities under agreements to resell and securities borrowed on terms which permit it to resell or lend the securities to others. At December 31, 2018, the Company obtained via either secured borrowings or reverse repurchase agreements securities with a fair value of $72,502,056,797, of which approximately $71,522,915,912 have been either sold under agreements to repurchase or lent to others in connection with the Company's activities.

At December 31, 2018, the Company had non-cash securities lending agreements. The Company has transferred assets (U.S. treasuries), accounted for as financing, and received (U.S. equities) as as collateral. The fair value of the collateral received is recorded in the Statement of Financial Condition as "Securities received as collateral" and "Obligation to return collateral" in the amount of $100,522,300.

In addition, at December 31, 2018, the Company has off-balance sheet securities borrowed of $116,568,187.

(4) Derivative Instruments

The Company enters into forward starting reverse repurchase agreements (agreements that have an extended settlement term) that are primarily secured by collateral from U.S. government securities. At December 31, 2018, the Company had reverse repurchase and repurchase agreements of $2,404,330,993 and $2,059,014,250, respectively, that had an immaterial fair value.

The Company enters into forward settlement US agency mortgage-backed securities (transactions with an extended settlement term). At December 31, 2018, the Company had buy and sell transactions of $3,672,521,775 and $3,686,346,775, respectively, that had an immaterial fair value.

(5) Intangible Assets

Under the provisions of ASC 350, *Intangibles – Goodwill and Other*, for intangible assets not subject to amortization, the Company evaluates on an annual basis whether the fair value is greater than the carrying value of such assets. The Company has concluded that the fair value is greater than the carrying amounts of such assets. Intangible assets *not subject to amortization* consisting of customer relationships amounted to $8,480,450 at December 31, 2018, and are included in Other assets in the Statement of Financial Condition.

(6) Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2018 consist of the following:

	Receivable	Payable
Securities failed-to-deliver/receive	$ 640,551,548	$ 669,285,303
Receivable from and payable to clearing organizations	50,859,282	31,611,282
Receivable from and payable to broker-dealers	26,092,424	68,401,825
	$ 717,503,254	$ 769,298,410

(7) Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements consist of leasehold improvements, furniture, fixtures, computer and communication equipment, and software. Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization of premises and equipment are provided by the straight-line method over the estimated useful life of the asset.

Leasehold improvements are amortized over the lesser of the estimated useful life of the asset or, where applicable, the remaining term of the lease, but generally not exceeding five years.

Furniture, equipment and leasehold improvement costs are tested for impairment whenever events or changes in circumstances suggest that an asset's carrying value may not be fully recoverable in accordance with current accounting guidance.

Furniture, equipment and leaseholds consisted of the following at December 31, 2018:

Furniture, equipment, and software	$	15,369,060
Leasehold improvement		9,449,372
		24,818,432
Less: Accumulated depreciation and amortization		(16,549,219)
	$	8,269,213

(8) Related Party Transactions

In order to benefit from infrastructural cost savings, the Company shares some of the same resources with the Parent and certain affiliates as defined by service agreements.

The Parent and certain affiliates provide various clearing and administrative services to the Company, for which the Company is charged in accordance with the service level agreements. At December 31, 2018, included in Other liabilities in the Statement of Financial Condition, the Company had payables to the Parent and affiliates of $2,659,254 related to these services.

Pursuant to a tax sharing arrangement with the Parent and certain affiliates, the Company establishes a payable or receivable with the Parent for any current state and local taxes. At December 31, 2018, this receivable amounted to $441,700 and was included in Other assets in the Statement of Financial Condition.

An affiliate subleases space from the Company and paid the Company rent during 2018.

The Company has a committed line of credit arrangement with the Parent in the amount of $250,000,000. Draw-downs pursuant to the credit line are unsecured, and the agreement expires on February 28, 2021. In addition, on November 9, 2018 the Company has entered into an additional committed line of credit arrangement with the Parent in the amount of $200,000,000. During the year and as of December 31, 2018, there were no borrowings outstanding under those agreements.

The Company also has an uncommitted short term money market lending facility with the Parent, providing overnight funds at market rates. As of December 31, 2018, there was $750,000,000 and $200,000,000 or a total $950,000,000 outstanding. The interest rates on those borrowings were 2.70% and 2.08% respectively at December 31, 2018. Amounts borrowed under the facility are unsecured. The average balance outstanding was $171,402,778 at a weighted average rate of 2.16%.

The Company also has an uncommitted intra-day money market loan facility with the Parent, providing for intraday loans up to $300,000,000. The interest rate on this borrowing was 0.10% at December 31, 2018. The average balance drawn was $300,000,000 at a weighted average rate of 0.10%.

During the year, the Company transacted reverse repurchase and repurchase agreements with the Parent and affiliates. As of December 31, 2018, there was no repurchase agreements outstanding with the Parent and affiliates. As of December 31, 2018, there was $98,250,000 of reverse repurchase agreements outstanding with the Parent and affiliates with a weighted average interest rate of 2.61% as of December 31, 2018. During the year, the average balance of reverse repurchase agreements was $132,770,404 with a weighted average interest rate of 2.83%. During the year, the average balance of repurchase agreements was $28,352,764 with a weighted average interest rate of 2.75%.

In addition, the Company has subordinated borrowing agreements with the Parent. Please refer to Note 10 for details.

(9) Employee Benefit Plans

The Company maintains a Traditional and Roth 401(k) Plan (the "Plan"). Each year, participants may contribute up to 20% of pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code limitations. Participants may also contribute amounts representing rollover distributions from other qualified plans. The Company will make a matching contribution up to 100% of the first 4% of base compensation that a participant contributes as pre-tax and after-tax contributions to the Plan. In addition, the Company will make a non-elective contribution of the lesser of 100% of the participant's contribution or 5% of a participant's base compensation.

(10) Borrowings Subordinated to Claims of General Creditors

The Company has two subordinated borrowing agreements with the Parent in the amounts of $100,000,000 and $300,000,000. The $100,000,000 subordinated borrowing has an interest rate of .20% and matures on October 15, 2022 and the $300,000,000 subordinated borrowing has an interest rate of .20% and matures on September 30, 2020.

The borrowings has been approved by FINRA and are available in computing net capital under SEC Rule 15c3-1. These borrowings are subordinated to the claims of general creditors and, to the extent they are required for the Company's continued compliance with minimum net capital requirements, may not be repaid.

Associated with the borrowings are two secured demand note receivables of $400,000,000 from the Parent, which are noninterest-bearing and are collateralized by U.S. Treasury securities with an estimated fair value of $108,932,976 and Supranational debt with an estimated fair value of $328,402,676 as of December 31, 2018.

(11) Income Taxes

The Tax Cuts and Jobs Act (TCJA), enacted on December 22, 2017, significantly revised U.S. corporate income tax law by, among other things, reducing the corporate income tax rate to 21%, and implementing a modified territorial tax system that includes a one- time transition tax on deemed repatriated earnings of foreign subsidiaries; imposes a minimum tax on GILTI and an alternative base erosion and anti-abuse tax ("BEAT") on U.S. corporations that make deductible payments to non-U.S. related persons in excess of specified amounts; and broadens the tax base by partially or wholly eliminating tax deductions for certain historically deductible expenses. The

Company has reflected the impact of the 2017 TCJA in the financial statements. The Company continues to monitor the impact of the TCJA as additional regulations and formal guidance are provided.

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Net deferred tax assets at December 31, 2018, were $11,444,793, comprised of $3,077,136 of gross deferred tax liabilities and $14,521,929 of gross deferred tax assets, included in Deferred tax liability and Other assets on the Statement of Financial Condition, respectively. Deferred tax liabilities relate principally to the excess of book over tax basis of the intangible assets and fixed assets. Deferred tax assets relate principally to compensation and reserve for credit losses. Federal taxes receivable of $2,691,408 and intercompany state taxes payable of $1,439,828 are included in Other assets and Other liabilities, in the Statement of Financial Condition.

The Company believes it is more-likely-than-not that the Company will realize the benefits of the gross deferred tax assets taken into account the scheduled reversal of deferred tax liabilities and projected future taxable income over the period on which the deferred tax assets become deductible.

As of December 31, 2018, the Company had no unrecognized tax benefits or related accrued interest and penalties.

The earliest taxable year that the Company is subject to Federal and New York State tax examination is 2015. In the first quarter 2018, the Company settled the New York City audit related to the years 2012 through 2014.

(12) Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, as permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,500,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2018, the Company had net capital of $434,151,374 which was $429,064,603 in excess of required net capital of $5,086,771.

The Company is also subject to the SEC's Customer Protection Rule ("SEC Rule 15c3-3"), which requires, under certain circumstances, that cash or securities be deposited into a special reserve bank account for the exclusive benefit of customers and for the proprietary accounts of introducing brokers. At December 31, 2018, the Company's Customer reserve computation indicated no reserve requirement. At December 31, 2018, the Company had qualified securities in the amount of $55,866,238 segregated in its account reserved for the exclusive benefit of customers.

The Company is also required to perform a computation of reserve requirements for Proprietary Accounts of Brokers ("PAB"). At December 31, 2018, the Company's PAB reserve computation indicated no reserve requirement. At December 31, 2018, the Company had qualified securities in the amount of $108,194,133 segregated in its PAB reserve account.

(13) Commitments, Contingencies and Guarantees

The Company is a member of various exchanges that trade and clear securities or futures contracts or both. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. Although the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources.

In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the Statement of Financial Condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

The Company leases office space under an operating lease which expires in January 2021. The Company has sub-leases related to the foregoing operating lease. Future minimum lease payments during the next five years at December 31, 2018 are as follows:

Year	Gross Amount	Sublease Income	Net Amount
2019	$ 3,891,750	$ 1,531,224	$ 2,360,526
2020	3,891,750	1,080,172	2,811,578
2021	324,313	-	324,313
	$ 8,107,813	**$ 2,611,396**	**$ 5,496,417**

There are no minimum lease obligation after 2021. Occupancy lease agreements, in addition to base rentals, generally provide for operating expense escalations resulting from increased assessments for real estate taxes and other charges. Also, in accordance with the lease agreement, the Company has deposited a letter of credit with the landlord in the amount of $1,945,875 as security.

In accordance with FASB ASC 450, *Contingencies,* the Company's policy regarding legal and other contingencies is to accrue a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated (see Notes 14 and 15).

(14) Credit Risk

The Company enters into short-term collateralized financing transactions and, consequently, has credit risk for the timely repayment of principal and interest. Credit risk is measured by the loss the Company would record if its counterparties failed to perform pursuant to the terms of their contractual obligations and the value of collateral held, if any, was not adequate to cover such losses. Specifically, the Company's potential credit loss exposure for contractual commitments is equal to the market or fair value of contractual commitments that are in a net asset position less the effect of master netting agreements. The Company has established controls to monitor the

creditworthiness of counterparties, as well as the quality of pledged collateral, and uses master netting agreements whenever possible to mitigate the Company's exposure to counterparty credit risk. The Company may require counterparties to submit additional collateral when deemed necessary. The Company controls the collateral pledged by the counterparties, which consists largely of securities issued by the U.S. government or its agencies and the fair value of which approximates the carrying amount of the financing transactions. See below for additional details. The Company monitors exposure to individual counterparties and securities for concentrations above approved limits. There were no concentrations as of December 31, 2018.

The Company has determined that pricing for certain collateral received from a counterparty as part of a reverse repurchase transaction was incorrect. Upon attempting to deliver the collateral to the counterparty, the Company was advised by the counterparty that it was unable to return the cash. Based on a valuation of the collateral, the Company has established $43,191,324 as a valuation allowance of Securities purchased under agreements to resell, net in the Statement of Financial Condition. Additionally, the Company placed the related contract on non-accrual status. The gross contract value of the non-accrual contract was $138,299,412 as of December 31, 2018.

(15) Legal Proceedings

The Company is involved in several judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of the Company's businesses. A few of these proceedings are in early stages and seek an indeterminate amount of damages.

As of the date hereof, the Company has estimated a probable loss of approximately $30,000,000 related to such matters and has reserved for and included such amount in Other liabilities in the Statement of Financial Condition. With respect to legal and regulatory matters for which management has been able to estimate a range of reasonable possible loss as of December 31, 2018, we estimate the upper end of the range of reasonably possible aggregate loss to be approximately $15 million in excess of the aggregate reserves for such matters.

In addition to the above, the Company is subject to, or involved in, investigations and other proceedings by government agencies and self-regulatory organizations, with respect to which the Company is cooperating. Such investigations and other proceedings may result in judgments, settlements, fines, disgorgements, penalties, injunctions or other relief.

Given the inherent uncertainties and the current stage of these inquiries, and the Company's ongoing reviews, the Company is unable to predict the outcome of these matters at this time.

工银金融服务有限责任公司
INDUSTRIAL AND COMMERCIAL BANK OF CHINA FINANCIAL SERVICES LLC

Address: 1633 Broadway, 28th Floor, New York, NY 10019
Tel:+1 212 993 7300 www.icbkfs.com

Industrial and Commercial Bank of China Financial Services LLC
Compliance Report

Industrial and Commercial Bank of China Financial Services LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.
(2) The Company's Internal Control Over Compliance was not effective during the most recent fiscal year ended December 31, 2018.
(3) The Company's Internal Control Over Compliance was effective as of December 31, 2018;
(4) The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the year ended December 31, 2018; and
(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

The Company has identified a material weakness in internal controls over compliance with respect to 17 C.F.R. §§ 15c3-3(e), which was disclosed in the Company's compliance report for the fiscal year ended December 31, 2017, dated March 29, 2018, and which continued to exist during the most recent fiscal year ended December 31, 2018, related to the classification of accounts as Customer or Proprietary Accounts of Broker-Dealers (PAB). In that process, the Company has determined that its controls to accurately determine the 15c3-3 account classifications were not appropriately designed and implemented. The foregoing material weakness was remediated as of December 31, 2018.

Industrial and Commercial Bank of China Financial Services LLC

I, Frederick Ferraro, affirm that, to my best knowledge and belief, this Compliance Report is true and correct.

By: Frederick G. Ferraro

Title: Chief Financial Officer

March 22, 2019

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
Industrial and Commercial Bank of China Financial Services LLC:

We have examined the statements made by Industrial and Commercial Bank of China Financial Services LLC (the Company), included in the accompanying Compliance Report, that (1) the Company's internal control over compliance was not effective during the most recent fiscal year ended December 31, 2018; (2) the Company's internal control over compliance was effective as of December 31, 2018; (3) the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2018; and (4) the information used to state that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records. The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or NASD Rule 2340 of the Financial Industry Regulatory Authority that requires account statements to be sent to the customers of the Company (collectively, the Financial Responsibility Rules), will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2018; the Company complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2018; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2018 was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

As described in the Compliance Report, the following material weakness in internal control over compliance has been identified during the year ended December 31, 2018:

- The Company has identified a material weakness in internal controls over compliance with respect to 17 C.F.R. §§ 15c3-3(e), which was disclosed in the Company's compliance report for the fiscal year ended December 31, 2017, dated March 29, 2018, and which continued to exist during the most recent fiscal year ended December 31, 2018, related to the classification of accounts as Customer or Proprietary Accounts of Broker-Dealers (PAB). In that process, the Company has determined that its controls to accurately determine the 15c3-3 account classifications were not appropriately designed and implemented. The foregoing material weakness was remediated as of December 31, 2018.

KPMG

In our opinion, because of the material weakness referred to above, the Company's internal control over compliance was not effective during the year ended December 31, 2018. Notwithstanding the forgoing, Industrial and Commercial Bank of China Financial Services LLC's statements referred to above in the introductory paragraph under (2), (3) and (4) are fairly stated, in all material respects.

KPMG LLP

March 22, 2019